UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )

WORLD ENERGY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

981454101

(CUSIP Number)

Brent A. Jones, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 8, 2006*

(Date of Event Which Requires Filing of This Statement)

* The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Mike Prentice
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 4,500,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 17.5%
14.	Type of Reporting Person IN

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Dr. Robert C. Kratz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 2,000,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 7.8%
14.	Type of Reporting Person IN

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Robert Depalo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 3.9%
14.	Type of Reporting Person IN

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Philip G. Flood (held in the Philip G. Flood Living Trust)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,650,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 6.4%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of World Energy Solutions, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 3900A 31st Street North, St. Petersburg, FL 33714.

Item 2.	Identity and Background.

This filing is made on behalf of Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood (as held by the Philip G. Flood Living Trust). Although disclaiming any such classification, these four individuals may be considered a group for purposes of Rule 13d-5. These four individuals may be view as having “agree[d] to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer” as that phrase is used in Rule 13d-5(b)(1). The following information is provided for separately for Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood (as held by the Philip G. Flood Living Trust).

A. Mike Prentice

Item 2(a).    Name: Mike Prentice

Item 2(b). Business Address:	3900A 31st Street North
St. Petersburg, FL 33714

Item 2(c).    Occupation: Chairman of the Board and President of World Energy Solutions, Inc.

Mike Prentice is employed by World Energy Solutions, whose address is 3900A 31st Street North, St. Petersburg, FL 33714.

Item 2(d).    Criminal Proceedings:

During the last five years Mike Prentice has not been convicted in a criminal proceeding.

Item 2(e).    Civil proceedings:

During the last five years Mike Prentice has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship: U.S.A.

B. Dr. Robert C. Kratz

Item 2(a).    Name: Robert C. Kratz

Item 2(b). Business Address:	13101 N. Florida Ave.
Tampa, FL 33612

Item 2(c).    Occupation: CEO, CFO of Windemere Utility Co.

Robert Kratz is co-owner of Windemere Utility Co. whose address is 13101 N. Florida Ave., Tampa, FL 33612.

Item 2(d).    Criminal Proceedings:

During the last five years Robert Kratz has not been convicted in a criminal proceeding.

Item 2(e).    Civil proceedings:

During the last five years Robert Kratz has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship: U.S.A.

C. Robert Depalo

Item 2(a).    Name: Robert Depalo

Item 2(b). Business Address:	1321 Indian Trail N.
Palm Harbor, FL 34683

Item 2(c).    Occupation: President of RJD Technologies, Inc.

Robert Depalo is President of RJD Technologies, Inc., a corporation which provides engineering consultation services. RJD Technologies’ business address is 1321 Indian Trail N., Palm Harbor, FL 34683.

Item 2(d).    Criminal Proceedings:

During the last five years Robert Depalo has not been convicted in a criminal proceeding.

Item 2(e).    Civil proceedings:

During the last five years Robert Depalo has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship: U.S.A.

D. Philip G. Flood

Item 2(a).    Name: Philp G. Flood

Item 2(b). Residence Address:	2302 S. Occident St
Tampa, FL 33629

Item 2(c).    Occupation: Retired

Item 2(d).    Criminal Proceedings:

During the last five years Philip G. Flood has not been convicted in a criminal proceeding.

Item 2(e).    Civil proceedings:

During the last five years Philip G. Flood has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

PF - Personal funds of Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood.

Item 4.	Purpose of Transaction.

Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood (as held by the Philip G. Flood Living Trust) acquired the securities for private investment. They have no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, or a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, or a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

However, there is currently a plan relating to a change in the present board of directors of the issuer. This plan relates to soliciting proxies and obtaining a written consent to elect two new members to the Board of Directors and also to remove two members of the current Board. This plan, if successful would result in a total of five members on the Board of Directors.

In addition, this same request for written consent contains a provision to amend the By-Laws of the Corporation to establish staggered terms for the members of the Board of Directors, consisting of three classes, amend the By-Laws of the Corporation to provide that Directors may be removed only for cause prior to the expiration of such Director’s term, and to amend the By-Laws of the Corporation to eliminate the right of shareholders to take corporate action by written action, without a meeting. Such modifications may impede the acquisition of control of the issuer by any person by making it more difficult for the potential acquirer to gain control of the Company’s Board of Directors.

Item 5.	Interest in Securities of World Energy Solutions, Inc.

(a) Although disclaiming such classification, In that Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood (as held by the Philip G. Flood Living Trust) may be seen as comprising an informal group within the meaning of section 13(d)(3) of the Act: Mike Prentice beneficially owns 4,500,000 common shares, representing 17.5% of the class; Dr. Robert Kratz beneficially owns 2,000,000 common shares, representing 7.8% of the class; Robert Depalo beneficially owns 1,000,000 common shares, representing 3.9% of the class; and Philip G. Flood (as held by the Philip G. Flood Living Trust) beneficially owns 1,650,000 common shares, representing 6.4% of the class. Together this group beneficially owns 9,150,000 common shares, representing 35.6% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned for each Reporting Person, see Rows 7-10 of each person’s respective cover pages. As these four individuals may be seen as comprising a group within the meaning of Section 13(d)(3) of the Act, together they have the sole power to vote or to direct the vote of 9,150,000 shares; and they have sole power to dispose or to direct the disposition of 9,150,000 shares.

(c) Other than the potential formation of a group being reported hereby, the following transactions in the Common Stock were effected by Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and/or Philip G. Flood (as held by the Philip G. Flood Living Trust) during the past 60 days.

On July, 18 2007, Philip G. Flood purchased 250,000 shares of common stock. This shares have not yet been issued—they are expected to be issued in later this month, October, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of World Energy Solutions, Inc.

Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood may be seen as comprising a group within the meaning of section 13(d)(3) of the Act. This group may be seen as having an informal understanding among its members and between Mike Prentice, Dr. Robert C. Kratz, Robert Depalo and Philip G. Flood to acquire shares for the purpose of acquiring substantial ownership of the company’s shares. The purpose of this group is to effect the composition of the board of directors by electing two new members to the board of directors and removing two current members of the board of directors. An additional purpose of this group is to amend the By-Laws of the Company to require a classified board of directors consisting of three classes of directors, with each class serving a three year term on the board, to amend the

Company’s By-Law so that directors may only be removed for cause; and to remove the ability of shareholders to act by written consent. This change in the board and in the company’s By-Laws will be solicited through a written consent of the shareholders and a proxy solicitation.

Item 7	Material to be Filed as Exhibits.

None

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2007	/s/ Mike Prentice
Mike Prentice

Dated: October 8, 2007	/s/ Dr. Robert C. Kratz
Dr. Robert C. Kratz

Dated: October 8, 2007	/s/ Robert Depalo
Robert Depalo

Dated: October 8, 2007	/s/ Philip G. Flood
Philip G. Flood, as trustee of the Philip G.
Flood Living Trust

Dated: October 8, 2007	/s/ Marie M. Flood
Marie M. Flood, as trustee of the Philip G.
Flood Living Trust